

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Via E-Mail
Cary A. Moomjian, Jr.
Vice President, General Counsel, and Secretary
Ensco plc
500 North Akard Street, Suite 4300
Dallas, Texas 75201

> **Re:** **Ensco plc**
> **Registration Statement on Form S-4**
> **Filed March 3, 2011**
> **File No. 333-172587**

Dear Mr. Moomjian:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

The Merger, page 48

Background of the Merger, page 48

1.   Please address the circumstances under which Mr. Raspino met with the chief executive officer of Company B on June 30, 2008, as disclosed at page 50, and the chief operating officer of Company C on October 5, 2009, as disclosed at page 51, including who initiated contact in each case.

2.   Certain dates in this section appear to conflict with information contained in various other documents. For example, you disclose at page 49 that the Pride board met on April 22, 2008 to discuss amending the poison pill triggering threshold with respect to Seadrill. However, the Form 8-K filed April 25, 2008 indicates that this meeting was held on April 21, 2008.   Please revise and confirm the accuracy of your timeline.

3.   We note your disclosure at page 53 that Mr. Trøim stated that Seadrill would require that the combined company continue Seadrill's financial strategy following a business combination. To the extent that Mr. Trøim described such financial strategy at such time, please revise your filing to include related disclosure.

4.   Please clarify your disclosure at page 53 regarding the "concern about recurring public rumors regarding Seadrill's actions and intentions with respect to Pride."

5.   We note your disclosure at page 54, which states with respect to the November 2, 2010 board meeting that "[r]epresentatives of Deutsche Bank presented analyses of two potential combinations involving Ensco, one of which included Pride . . . ." In addition, we note your disclosure at page 56, which indicates that at the December 30, 2010 board meeting, Mr. Rabun "referred the board to the executive summary and supporting data furnished to the directors by Deutsche Bank, which updated the preliminary data furnished to the board in November." It appears that these Deutsche Bank analyses that you refer to in the prospectus constitute reports, opinions, or appraisals materially related to the proposed merger transaction. Therefore, please furnish the disclosure required by Item 4(b) of Form S-4, including the disclosure required by Item 1015(b) of Regulation M-A, with respect to these reports, and furnish copies of such reports as exhibits pursuant to Item 21(c) of Form S-4. In the alternative, explain why such disclosure and exhibits are not required.

6.   We note your disclosure at page 56 that Ensco and Pride executed a confidentiality agreement that included a mutual standstill agreement. Please revise your filing to disclose the material terms of such standstill agreement.

7.   Please disclose the material terms of the proposed merger agreement delivered to Baker Botts by Baker & McKenzie on January 16, 2011. For example, and without limitation, please clarify whether the terms of the termination fees payable by Pride were included in such draft.

8.   We note your disclosure at page 58 regarding the initial comments to the draft
        Ensco merger agreement that were sent to Ensco by Baker Botts and Wachtell
        Lipton, and your reference to the concerns addressed in such comments. Please
        expand your disclosure to provide more details regarding such concerns.

9.   Please expand your disclosure regarding the discussion on February 1, 2011
        between Messrs. Raspino and Rabun with respect to pricing and board
        representation to describe their discussions regarding such matters.

10.   We note your disclosure that on February 5, 2011, Mr. Raspino discussed with
        Mr. Rubin the removal of certain provisions relating to events that would be
        included in the definition of material adverse effect in the merger agreement.
        Please expand your disclosure to briefly describe such events, and to clarify how
        such issue was resolved.

11.   Please expand your disclosure regarding why Pride determined to accept the offer
        from Ensco instead of continuing to operate as a standalone public company. In
        that regard, we note your related disclosure at page 65. In addition, please expand
        your disclosure regarding why Pride determined to cease discussions regarding a
        potential transaction with Seadrill, Company A, Company B, or Company C. In
        that regard, we note your related disclosure at page 66.

Opinion of Deutsche Bank Securities Inc., page 69

12.   Please expand your disclosure regarding how Deutsche Bank Securities Inc. chose
        the selected publicly traded companies for its selected trading comparables
        analyses for both Pride and Ensco, and the selected transactions for its selected
        precedent transactions analysis. With a view toward disclosure, please advise us
        whether any comparable companies or transactions were excluded from the
        analysis. This comment also applies to the selection of companies used in the
        selected company analysis by Goldman Sachs.

13.   We note the statements at pages 76 and 82 that disclaim responsibility with
        respect to forecasts and assumptions discussed in your filing. While it may be
        acceptable to include qualifying language concerning subjective analyses, it does
        not appear to be appropriate to disclaim responsibility for statements made in the
        document. Please revise.

14.   We note your description at page 77 of certain relationships between Deutsche Bank Securities Inc. and Ensco. Please tell us why you have not disclosed in your filing the role of Deutsche Bank in Ensco's March 17, 2011 sale of $1,000,000,000 aggregate principal amount of its 3.250% Senior Notes due 2016 and $1,500,000,000 aggregate principal amount of its 4.700% Senior Notes due 2021.

Opinion of Goldman, Sachs & Co., page 77

15.   We note the description of the financial analyses prepared by Goldman Sachs. We further note that Goldman Sachs relied on forecasts for Pride and Ensco prepared by the management of Pride when preparing certain of these analyses. Please revise your filing to disclose such projections, and the material assumptions used in the preparation of such projections.

16.   We note your disclosure at page 80 that Goldman Sachs applied estimates of forward year EBITDA to assumed enterprise value to forward year EBITDA multiples of 4.0x to 12.0x in its implied present value of future share price analysis. Please disclose how Goldman Sachs determined to use such multiples.

17.   We note that the description in the registration statement regarding the material relationships between Goldman Sachs and Pride does not provide a quantitative description of the fees paid or to be paid to Goldman Sachs and its affiliates by Pride and its affiliates. Please revise the registration statement to provide such disclosures.

Ensco Prospective Financial Information, page 83

18.   We note the disclosure of certain prospective financial information of Ensco on page 84 and Pride on page 86. We understand from the surrounding discussion that such prospective financial information represents selective financial information prepared by management in connection with due diligence and provided to the financial advisors for further financial analysis associated with the planned merger. Item 10(b), paragraph (2) of Regulation S-K states that projection information need not be limited to the three traditional financial items (revenues, net income, and earnings per share). However, Item 10(b) also cautions management in presenting projections of revenues without the corresponding projection of net income, earnings from continuing operations, or similar amounts. Tell us how you considered this guidance in determining the prospective financial information presented in the filing for both Ensco and Pride.

19.   On a similar matter, paragraph (3)(i) of Item 10(b) of Regulation S-K states: "The Commission also believes that investor understanding would be enhanced by disclosure of the assumptions which in management's opinion are most significant to the projections or are the key factors upon which the financial results of the enterprise depend and encourages disclosure of assumptions in a manner that will provide a framework for analysis of the projection." Please tell us how you considered expanding your disclosure on pages 83 through 86 to include a discussion of the key factors upon which the projections are based.

Litigation Relating to the Merger, page 101

20.   We note your disclosure of the existence of several shareholder lawsuits related to the proposed merger. With respect to each pending lawsuit related to the proposed merger, please provide us with a copy of the complaint, as well as any answers or other material pleadings.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 4. Pro Forma Adjustments, page 136

21.   We note a number of pro forma adjustments to record the estimated fair value of various assets and liabilities. Please provide the following information and revise your disclosure to be more specific regarding the reason for the difference between the book values reflected in the historical financial statements of Pride and their related fair values. Disclosure discussing the basis for determining fair value, where appropriate, would be helpful to expand a reader's understanding of the pro forma adjustments:

- 4(b) – Tell us why accounts receivable in the historical financial statements of Pride does not approximate fair value as of December 31, 2010 and requires a $35 million adjustment to decrease the amount to reflect its fair value. In your response, explain why the accounts receivable balance of $252 million did not contemplate this reduction to fair value;
- 4(c) – Explain the basis for the $73 million fair value adjustment to inventory and identify the nature of the inventory included in Pride's historical financials that require this significant increase to reflect fair value. Also provide more specific disclosure regarding the elimination of Pride historical deferred expenses related to contract billing in the amount of $34 million;
- 4(e) – We note your disclosure regarding the factors considered in the pro forma adjustment for the estimated fair value of Pride drilling contracts. Tell us and disclose in more detail to explain to the reader specifically how these factors result in the recognition of $412 million in other intangible assets;

- 4(f) – Describe the nature of Pride's long-term receivables that require an adjustment to decrease the book value by $15 million to reflect its fair value. As the fair value is less than book value, tell us whether this adjustment was considered in Pride's historical financial statements as an indication of impairment. Also, provide more specific disclosure regarding the elimination of Pride historical deferred expenses related to contract billing;
- 4(g) – Tell us and disclose why the book value of Pride's drillship construction contracts is $83 million less than its fair value. Also, please clarify what specifically is included in "Change in control provisions on Pride benefit plans" in the amount of $38 million.
- 4(h) – Provide a more detailed explanation into the $270 million increase in the estimated fair value of Pride debt;
- 4(j) - We note your disclosure regarding the factors considered in the pro forma adjustment for the estimated fair value of Pride drilling contracts. Tell us and disclose in more detail how these factors result in the $313 million increase in other liabilities.

Form 10-K for fiscal year ended December 31, 2010

Financial Statements

Note 11. Discontinued Operations, page 106

22.   We note certain circumstances regarding ENSCO 69 have changed and resulted in your ability to retain and operate the rig. You have disclosed that all operating results have been reclassified from discontinued operations to continuing operations for each of the years presented in your statements of income. However, your current disclosures do not address how you measured and recorded the rig and other related assets when reversing the pre-tax loss of $18.1 million recognized during fiscal year December 31, 2009 upon disposal of ENSCO 69. Please tell us how you have measured and recorded ENSCO 69 and other related assets as held and used during fiscal year 2010. You may refer to ASC 360-10-35-44 and 44-45 and ASC 360-10-45-6 through 45-8 for further guidance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have any questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Roger W. Bivans, Esq.